5405 Spine Road
Boulder, Colorado 80301

September 5, 2013

VIA EMAIL AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-4631

Attn:  Mr. John Cash, Branch Chief

Re:                             Dynamic Materials Corporation
Form 10-K for the year ended December 31, 2012
Filed March 14, 2013
Definitive Proxy Statement on Schedule 14A
Filed April 12, 2013
File No. 1-14775

Dear Mr. Cash:

Dynamic Materials Corporation, a Delaware corporation (the “Company”), hereby responds to the comments received by the Company from the staff of the Securities and Exchange Commission (the “Commission”) set forth in its letter, dated August 5, 2013 (the “Comment Letter”) with respect to the above referenced reports.  For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s response.

Form 10-K for the year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Adjusted EBITDA, page 36

1.                                      We note that you also use EBITDA and Adjusted-EBITDA as a reliable indicator of your ability to generate cash flow from operations, indicating that you are also using these measures as liquidity measures. Please revise future periodic filings to also reconcile EBITDA and Adjusted EBITDA to the most directly comparable GAAP measure, in this case, Cash Flows from Operations. If you are not utilizing this measure as a liquidity measure, please remove your reference to cash flows from operations in future periodic filings.

Response: In future filings, the Company will revise the disclosure to indicate that EBITDA and Adjusted EBITDA are not being used as liquidity measures.  As EBITDA will be used in 2013 as a performance measure under the Company’s annual incentive award program, we will revise and expand the disclosure to read as follows:

“Adjusted EBITDA is a non-GAAP measure that we believe provides an important indicator of our ongoing operating performance. We use non-GAAP EBITDA and Adjusted EBITDA in our operational and financial decision-making and believe that these non-GAAP measures facilitate a more meaningful and accurate comparison of the operating performance of our three business segments than do certain GAAP measures. Research analysts, investment bankers and lenders also use EBITDA and Adjusted EBITDA to assess operating performance. In addition, during 2013, our management incentive awards will be based, in part, upon the amount of EBITDA achieved during the year.”

Liquidity and Capital Resources, page 37

2.                                      To the extent that you hold cash outside of the US and it is material to your liquidity, in future filings please (i) enhance your liquidity disclosure to quantify the amount of foreign cash and cash equivalents at the end of your reporting period, (ii) address the potential impact on your liquidity of having this cash outside the United States and (iii) include a statement, if true, that you would need to accrue and pay taxes if such foreign cash was repatriated.

Response: The cash held by the Company outside the U.S. is currently not material to its liquidity.  In future filings, to the extent that cash outside of the U.S. becomes material to the Company’s liquidity, the Company will consider additional disclosure along the lines suggested.

Critical Accounting Policies and Estimates, page 40

Goodwill and Other Intangible Assets, page 40

3.                                      In future filings please expand your disclosures to identify your reporting units as well as how you determined those reporting units. In addition, if the fair value of your reporting units is not substantially in excess of their carrying values, please disclose the following:

•                  The percentage by which fair value exceeds carrying value as of the most recent step-one test;

•                  A description of the methods and key assumptions used and how the key assumptions were determined;

•                  A discussion of the degree of uncertainties associated with the key assumptions, and;

•                  A discussion of any potential events, trends and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you have determined that estimated fair values substantially exceed carrying values, please disclose that determination. Refer to Item 303 of Regulation S-K and Section V of Interpretive Release 33-8350 for guidance. Please provide us with your proposed future disclosures.

Response: In future filings, the Company will expand its disclosure to reflect your comments and the results of its most recent goodwill impairment testing.  Based upon your comments and the results of our 2012 goodwill impairment testing, our 2012 disclosure would have been revised to read as follows:

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired.  The carrying value of goodwill is periodically reviewed for impairment (at a minimum annually) and whenever events or changes in circumstances indicate that the carrying amount of this asset may not be recoverable.  Examples of such events or changes in circumstances, many of which are subjective in nature, include significant negative industry or economic trends, significant changes in the manner of our use of the acquired assets or our strategy, a significant decrease in the market value of the asset, and a significant change in legal factors or in the business climate that could affect the value of the asset.

We test goodwill for impairment by first performing a qualitative evaluation.  The qualitative evaluation is an assessment of factors, including reporting unit specific operating results as well as industry, market and general economic conditions, to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill.  We may elect to bypass this qualitative assessment for certain of our reporting units and perform a two-step quantitative test.

Our reporting units for goodwill impairment testing are currently the same as our operating divisions and reportable business segments:  Explosive Metalworking, Oilfield Products and AMK Welding.  Each of these three business segments represent separately managed strategic business units and our chief operating decision maker reviews financial results and evaluates operating performance at this level.

Our annual goodwill impairment testing for 2012 was completed as of December 31, 2012 for our Explosive Metalworking and Oilfield Products reporting units (AMK Welding has no recorded goodwill).  For Explosive Metalworking, which has been our core business segment for more than 40 years, we performed a qualitative assessment to test this reporting unit’s goodwill for impairment.  The results of this qualitative assessment indicated that the fair market value of this reporting unit substantially exceeded its carrying value.  For our Oilfield Products reporting unit, which was initially established through a 2007 acquisition and has grown through subsequent acquisitions completed in 2009, 2010 and 2012, we elected to perform quantitative testing.   Our quantitative testing utilized both an income approach (discounted cash flows) and a market approach consisting of a comparable public company earnings multiples methodology to estimate the fair value of this reporting unit.  To determine the reasonableness of the estimated fair values, we carefully reviewed our assumptions to ensure that neither the income approach nor the market approach provided a significantly different valuation.  The results of the foregoing quantitative assessment for our Oilfield Products reporting unit indicated that its fair market value substantially exceeded its carrying value.

If the carrying value were to exceed the fair value for any reporting unit, we would then calculate and compare the estimated implied fair value of goodwill to the carrying amount of goodwill and record an impairment charge for any excess of carrying value over implied fair value.  Our most recent impairment testing has resulted in a determination that the carrying value of goodwill did not exceed fair value and, consequently, that our goodwill was not impaired.  A future impairment is possible and could occur if (i) operating results underperform what we have estimated or (ii) additional volatility of the capital markets or other factors should cause us to raise the discount rate percentage utilized in our discounted cash flow analysis or decrease the multiples utilized in our market-based analysis.   While we believe our most recent estimates were appropriate based on our view of then current business trends, no assurance can be provided that impairment charges will not be required in the future.

Finite-lived intangible assets are tested for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable.  We compare the expected undiscounted future operating cash flows associated with these finite-lived assets to their respective carrying values to determine if they are fully recoverable. If the expected future operating cash flows of an asset are not sufficient to recover the carrying value, we estimate the fair value of the asset. Impairment is recognized when the carrying amount of the asset is not recoverable and when the carrying value exceeds fair value. The projected cash flows require several assumptions related to, among other things, relevant market factors, revenue growth, if any, and operating margins.

Definitive Proxy Statement on Schedule 14A filed April 12, 2013

Primary Elements of Our Executive Compensation Program, page 31

4.                                      We note that your executive officers are eligible to earn bonuses based on the achievement of performance targets. Please provide quantitative disclosure of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation. To the extent you believe that disclosure of the performance objectives is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. Refer generally to Question 118.4 of the Regulation S-K Compliance and Disclosure Interpretations.

Response: The Company awards its executive officer two types of performance bonuses: (1) one based upon objective, quantitative achievements, and (2) one determined by the Compensation Committee based upon its evaluation of the respective executive’s performance in a number of non-objective, non-quantitative categories.  In 2012, the first type of bonus was calculated pursuant to a formula disclosed in the “Compensation Discussion and Analysis” and “Employment Agreements” sections (2.5% and 1.0% of the Company’s net income for the completed fiscal year).   The non-objective, non-quantifiable performance categories on which the second type of bonus is awarded are disclosed for each of the named executive officers, as each are evaluated on a different mix of categories.  These categories include leadership and executive management, organic growth and integration, safety, quality and risk management, and investor relations.

For 2013, the Compensation Committee has set a “sliding-scale” matrix of quantitative performance objectives (as disclosed, revenue and EBITDA) on which the first type of bonus will be awarded.  In future filings the Company plans to disclose the range of quantitative performance objectives for which awards will be made on the “sliding scale.” If the Company determines that competitive harm may occur from this disclosure, the Company will instead discuss how difficult it will be for the executives and Company to reach the undisclosed low and high performance target levels.

Long-Term Incentives and Retirement Benefits, page 32

5.                                      We note that in January 2013 in lieu of shares you paid Mr. Cariou and Mr. Banker cash in an amount equal to the value of the shares of stock awarded based on the closing price of the company’s stock on the following day. Please tell us the amount of these awards and where such awards are reflected on the Summary Compensation Table and Grants of Plan-Based Awards Table. Also clarify whether the January 2013 award to Mr. Cariou was in addition to the special award disclosed on page 33.

Response: The amounts of the January 2013 awards were identified on page 34 ($465,000 to Mr. Cariou) and page 35 ($193,750 to Mr. Banker).  The 2013 award to Mr. Cariou will be included in the Company’s 2014 proxy statement Summary Compensation Table as part of his 2013 compensation.  As Mr. Banker is no longer employed by the Company as of January 1, 2013, he will not be included among the Company’s named executive officers for 2013 in next year’s proxy statement.

The March 2013 award to Mr. Cariou disclosed on page 33 was in addition to the January 2013 award.  Both of these awards will be included the Company’s 2014 proxy statement Summary Compensation Table as part of Mr. Cariou’s 2013 compensation and the share portion of the March award will be included in the Company’s 2014 proxy statement Grants of Plan-Based Awards Table.

***

In responding to the Commission’s comments, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses above or any other matter, please contact the undersigned at (303) 604-3938 or our outside securities counsel, Garth Jensen of Bryan Cave LLP, at (303) 866-0368.

Sincerely,

/s/ Richard A. Santa
Richard A. Santa
Senior Vice President and Chief Financial Officer

cc:	Mindy Hooker
Garth B. Jensen